EXHIBIT 99.1

China Xiniya Fashion Limited Announces Share Transfer Transaction

XIAMEN, FUJIAN, China—July 18, 2016—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today announced that the Company's controlling shareholder, Qiming Investment Limited, a British Virgin Islands company (the "Seller") controlled by the Company's Chairman and Chief Executive Officer, Qiming Xu, entered into an agreement to sell a controlling interest in the Company (the "Agreement") to Perfect Lead International Limited and Honest Plus Investments Limited, both British Virgin Islands companies (collectively the "Purchasers") on July 17, 2016.

As of the date of the Agreement, the Seller beneficially owns 134,359,960 ordinary shares of the Company, accounting for approximately 59% of the total outstanding shares of the Company. Pursuant to the Agreement, the Seller will sell 114,996,929 ordinary shares of the Company (the "Seller Shares"), or 50.5% of the total outstanding shares of the Company, to the Purchasers, for an aggregate purchase price of RMB86,426,661 (US$12,937,155), or RMB0.75 per ordinary share (or US$1.80 per ADS), which is approximately 172.57% of the volume weighted average closing price of the shares for the fifteen (15) trading days prior to and including July 15 , 2016.

The closing of the above-mentioned share transfer requires, among other conditions, the following to occur first: (1) the Company's board of directors and shareholders must approve the sale of Xiniya Holdings Limited, the Company's wholly owned subsidiary in Hong Kong, to Mr. Qiming Xu or his designees at a price to be determined by an independent third party valuer (the "Xiniya Transaction"); and (2) the Company must take such corporate actions as are necessary to approve the acquisition of True Silver Limited ("True Silver"), a British Virgin Islands company, which will utilize a variable interest entity (VIE) structure to operate and consolidate 70% of the financial results of Hubei Chutian Lending Company, Ltd. ("Chutian"), a PRC company engaged in the lending of small loans to customers in China, at a price to be determined by an independent third party valuer (the "Chutian Transaction"). True Silver is wholly-owned by Honest Plus Investments Limited and indirectly controlled by Wei Qizhi who is the controlling shareholder of each of the Purchasers and the founder of Chutian. As a result of the Xiniya Transaction and the Chutian Transaction, the Company's core business will be changed from men's fashion to lending, which will be expanded to broader financial services in the future. In addition, the Purchasers' designees will be appointed as directors of the board, Chairman and Chief Executive Officer of the Company to be effective immediately after the closing.

The Seller and Purchasers also simultaneously entered into a voting agreement and irrevocable proxy, pursuant to which the Seller appoints the Purchasers as proxies authorized to vote all of the Seller Shares at any meeting of the shareholders of the Company and in connection with any corporate action by the shareholders of the Company related to the Xiniya Transaction and the Chutian Transaction.

The closing of the purchase and sale of the Seller Shares will occur no more than ten (10) business days after all conditions precedent to the closing have been satisfied or waived.

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Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution and retail network that includes 21 distributors and authorized retail outlets. Its products are sold to consumers at over 300 authorized retail outlets owned and managed by third parties located in 20 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited

Mr. Chee Jiong Ng

Chief Financial Officer

Telephone: +86 1365 5939 932

Email: ngcheejiong@xiniya.com

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